SUPERCOM LTD
3 Rothschild Street
Tel Aviv 6688106
Israel

December 21, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Mail Stop 3561
Washington, D.C. 20549
Attn:	Gregory Herbers

Re:	SuperCom Ltd. Registration Statement on Form F-3 Filed December 1, 2021 File No. 333-261442

Ladies and Gentlemen:

Pursuant to Rule 460 and 461 under the Securities Act of 1933, as amended, SuperCom Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated so that it will become effective at 12:00 P.M. Eastern Time on Monday, December 27, 2021, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466.

Sincerely,

SUPERCOM LTD.

By:	/s/ Ordan Trabelsi
Name:	Ordan Trabelsi
Title:	President and Chief Executive Officer

Cc:	Sarit Molcho, Adv. (S. Friedman & Co) Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)